Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 10, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John F. Kernan

Re:	Funds Listed in Appendix A

Dear Mr. Kernan,

On behalf of the funds listed in Appendix A hereto (each, a "Fund"), transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the accounting staff (the "Staff") of the Securities and Exchange Commission, provided by you to Shaina Maldonado by telephone on April 12, 2024. The Staff's comments related to (i) an excise tax payment mentioned in the annual report on Form N-CSR for one of the Funds, and (ii) the volume of derivatives held by each of the Funds that have exposure to derivatives.

Set forth below is a summary of the Staff's comments, and the Funds' responses thereto.

BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc. Only

1.	Staff Comment:
a.	Please explain the cause of the Fund's excise tax payment referenced in the "Federal income taxes" disclosure in Note 1(g) of the Notes to Financial Statements in the Fund's annual report on Form N-CSR.
b.	In your response, if applicable, please discuss the effectiveness of the design and operation of internal controls surrounding the monitoring of distributable income and capital gains to satisfy Subchapter M calendar-year distribution requirements.

Response: With respect to Staff Comment 1(a), the Fund confirms that the referenced excise tax payment resulted from Fund management's deliberate decision to retain a higher level of earned income in lieu of distributing that income to the Fund's shareholders by the end of the year, which higher level of income was in turn caused by the Fund's current monthly earnings slightly exceeding its stable distribution rate of $0.035 per common share. The proposal to retain a higher level of undistributed income at the end of the year was intended to facilitate the maintenance of a stable distribution rate going forward, as such retained amounts would operate as a cushion against potential adverse market developments that might otherwise negatively impact the Fund's ability to make distributions of ordinary income equaling $0.035 per common share to its shareholders. The proposal was additionally intended to better enable the Fund to realize its investment objective of returning at least $9.835 per common share to its shareholders on or about December 1, 2024 (the Fund's termination date). The Fund notes that, while the excise tax payment associated with the Fund's decision to retain a higher level of earned income totaled approximately $162,000, had the Fund instead sought to distribute the full amount needed to avoid paying any excise tax, the total amount that the Fund would have needed to distribute by the end of 2023 would have been approximately $4.05 million. Fund management believed that it was prudent to preserve a higher level of undistributed income at that time and recommended to the Fund's Board that the excise tax payment be approved. Fund management intends to continue to focus on balancing the distribution of income to the Fund's shareholders and the retention of limited earnings in order to seek to achieve the Fund's objective of returning at least $9.835 per common share to its shareholders on or about December 1, 2024. The Fund disclosed to shareholders in its prospectus that it may (and, in fact, intended to) retain a limited portion of its net investment income beginning with its initial distribution and continuing until the final liquidating distribution. The Fund also disclosed in its prospectus that it may retain a portion of its short-term gains and all or a portion of its long-term gains in connection with pursuing this investment objective.

With respect to Staff Comment 1(b), Fund management confirms that it has procedures and controls in place to monitor the Fund's compliance with all distributable income- and capital gains-related requirements set forth in Subchapter M of the Internal Revenue Code of 1986, as amended, and further that Fund management believes the design and operation of such procedures and controls are both effective and sufficient to ensure compliance with the Subchapter M requirements. Fund management notes in particular that, when assessing the merits of the aforementioned proposal to retain a higher level of earned income at the end of 2023 and pay the associated excise tax in order to provide a cushion for the Fund against potential adverse market developments, one of the factors that the Board of Directors and Fund management both considered was that neither the level of earned income retained nor the payment of the associated excise tax would implicate or otherwise endanger the Fund's ability to maintain its status as a regulated investment company for federal tax purposes. Consistent with this, Fund management confirms that, notwithstanding the payment of the excise tax described above, the Fund did in fact satisfy its year-end Subchapter M distribution requirements for 2023.

All Funds

2.	Staff Comment: Please consider enhancing average derivative volumes disclosure included in the Notes to Financial Statements for Funds holding derivative instruments to provide additional information, such as the breakdown of long versus short futures and protection purchased versus sold, that would enable users of the financial statements to better understand the volume of derivatives activity.

Response: Going forward, to the extent a Fund experiences derivatives exposure during the period covered in its respective annual or semi-annual shareholder reports on Form N-CSR, as applicable, that Fund will consider including in its shareholder report a tabular summary of the average monthly volume of derivatives traded, broken down by the type of derivative financial instrument(s) held by that Fund during the reporting period.

* * * * *

Should you have any questions or comments, please feel free to contact the undersigned at 212.969.3357 (dstephens@proskauer.com).

Very truly yours,

/s/ David Stephens

David Stephens

cc:          James Windels

Robert Svagna

Sarah Kelleher

Amanda Quinn

       APPENDIX A

CIK	File #	Registrant Name	Series ID	Series Name
0000053808	811-00524	BNY Mellon Investment Funds III	S000005159	BNY Mellon International Bond Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011511	BNY Mellon International Equity Fund
0000053808	811-00524	BNY Mellon Investment Funds III	S000018029	BNY Mellon Global Equity Income Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011516	BNY Mellon Small Cap Value Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011499	BNY Mellon Small/Mid Cap Growth Fund
0000914775	811-07123	BNY Mellon Advantage Funds, Inc.	S000028808	BNY Mellon Global Real Return Fund
0000914775	811-07123	BNY Mellon Advantage Funds, Inc.	S000011967	BNY Mellon Dynamic Total Return Fund
0000799295	811-04813	BNY Mellon Investment Funds I	S000011515	BNY Mellon Small Cap Growth Fund
0000914775	811-07123	BNY Mellon Advantage Funds, Inc.	S000031204	BNY Mellon Global Dynamic Bond Income Fund
0001627854	811-23014	BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc.	CEF0010855	BNY Mellon Alcentra Global Credit Income 2024 Target Term Fund, Inc.